Towngas
The Hong Kong and China Gas Company Limited

15 January 2009

Our ref: CS/L/09-01

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 10 December 2008 in respect of "Retirement of Executive Director and Company Secretary; Appointment of Company Secretary";

2. A copy of an announcement dated 31 December 2008 in respect of "Continuing Connected Transaction – Supply of Coalbed Methane by Qinshui Lanyan to Shanxi JV".

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

RETIREMENT OF EXECUTIVE DIRECTOR AND COMPANY SECRETARY
APPOINTMENT OF COMPANY SECRETARY

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that Mr. Chan Tat Hung, Ronald will resign as Executive Director and Company Secretary of the Company with effect from 11th December 2008 upon his retirement after over 35 years of faithful service to the Company.

Mr. Chan joined the Company in 1973. He was appointed to the Board of the Company as the Finance Director in 1988. The Board would like to extend its gratitude to Mr. Chan for his support, devotion and invaluable contribution to the Company and offer its best wishes to Mr. Chan. Mr. Chan has confirmed that he has no disagreement with the Board and that he is not aware of any matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

Mr. Ho Hon Ming, John will be appointed as the Company Secretary of the Company with effect from 11th December 2008. Mr. Ho joined the Company in 2002 and currently is the Chief Financial Officer of the Company. Mr. Ho is a fellow of the Institute of Chartered Accountants in England and Wales and a fellow of The Hong Kong Institute of Certified Public Accountants.

By Order of the Board
ALFRED W.K. CHAN
Managing Director

Hong Kong, 10 December 2008

As at the date of this announcement, the Board of the Company comprises: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CONTINUING CONNECTED TRANSACTION

SUPPLY OF COALBED METHANE BY QINSHUI LANYAN TO SHANXI JV

The Board announces that on 31st December 2008, Shanxi JV (a non-wholly owned subsidiary of the Company) as purchaser entered into the Coalbed Methane Contracts with Qinshui Lanyan as seller and Shanxi Jincheng as warrantor, pursuant to which Qinshui Lanyan agreed to supply coalbed methane to Shanxi JV each for terms of 30 years.

Shanxi Jincheng is a substantial shareholder of Shanxi JV and is therefore a connected person of the Company. As Qinshui Lanyan is a non-wholly owned subsidiary of Shanxi Jincheng, it is an associate of Shanxi Jincheng and is therefore also a connected person of the Company. Accordingly, the transactions contemplated under the Coalbed Methane Contracts constitute a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the applicable percentage ratios calculated with reference to the Annual Cap of the above continuing connected transaction are less than 2.5% but more than 0.1%, the above continuing connected transaction is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

1. BACKGROUND

The Board announces that on 31st December 2008, Shanxi JV (a non-wholly owned subsidiary of the Company) entered into the Coalbed Methane Contracts with Qinshui Lanyan and Shanxi Jincheng, pursuant to which Qinshui Lanyan agreed to supply coalbed methane to Shanxi JV for each of phase I and phase II of the Shanxi Project.

2. COALBED METHANE CONTRACTS

Phase I Contract and Phase II Contract

Date: 31st December 2008

Parties:

(1) Seller: Qinshui Lanyan (a non-wholly owned subsidiary of Shanxi Jincheng)

(2) Purchaser: Shanxi JV (a non-wholly owned subsidiary of the Company which is owned by a subsidiary of the Company as to 70% and Shanxi Jincheng as to 30%)

(3) Warrantor: Shanxi Jincheng

General terms

Phase I Contract

Subject matter

Pursuant to the Phase I Contract, Qinshui Lanyan shall supply and Shanxi JV shall, during the term of the contract, take up on a daily basis no more than 300,000 Nm^3 (which may be increased to 305,000 Nm^3 upon Shanxi JV's final confirmation) and no less than 270,000 Nm^3 coalbed methane. Such coalbed methane intake under the Phase I Contract was determined with reference to the amount of coalbed methane supply required to enable the on-going operation of phase I of the Shanxi Project up to its projected capacity.

The Phase I Contract will be for a term of 30 years commencing from the expiry of the trial period (see details below), and may be extended by negotiation upon request from either Qinshui Lanyan or Shanxi JV at least 12 months prior to its expiry date. The Phase I Contract shall be extended for another 20 years upon request from Shanxi JV on such a revised pricing as Qinshui Lanyan and Shanxi JV may agree, provided that there is sufficient supply of coalbed methane.

During the term of the Phase I Contract, in the event that either Qinshui Lanyan or Shanxi JV fails to supply or take up (as the case may be) up to (a) at least 50% of the maximum daily coalbed methane contract supply or intake (namely 150,000 Nm^3) for two consecutive days or more than three days in aggregate in a given month, the defaulting party shall compensate to the other party by paying RMB60,000 (approximately HK$67,800) for each of such days; and (b) the minimum monthly coalbed methane supply or intake in a given month, the defaulting party shall compensate to the other party an amount determined with reference to the actual coalbed methane shortfall volume, in the manner as set out in the Phase I Contract.

Prior to the commencement of 30-year term of the Phase I Contract, there will be a trial period of no more than three months commencing from a date to be agreed by Qinshui Lanyan and Shanxi JV which is expected to be no later than 31 March 2009 unless otherwise agreed by the parties.

Consideration

During the trial period, the price of the coalbed methane will be RMB0.766 (approximately HK$0.866) per Nm^3. Thereafter, the price of coalbed methane will be RMB0.851 (approximately HK$0.962) per Nm^3 and a discount should be given on the price if, with the assistance of Shanxi JV, Shanxi Jincheng is successful in obtaining

the relevant governmental approval to expand its mining area. In addition, the price of coalbed methane will, subject to a minimum price of RMB0.851 per Nm^3, be adjusted if Shanxi JV's average selling price for liquefied natural gas or liquefied coalbed methane to direct users changes such that 51% of the net profit/loss (after any cost increase) arising from such changes to the selling price will be returned to Qinshui Lanyan. The initial average selling price for liquefied natural gas or liquefied coalbed methane to direct users will be determined based on the average selling price during the three months since the commencement of sale by Shanxi JV as set out in the Phase I Contract.

The above coalbed methane price was determined with reference to the economic and market conditions in the PRC, such as the market price, demand and supply of coalbed methane.

In respect of a given month, once the gas supply settlement details have been finalised, Qinshui Lanyan will send a formal monthly invoice to be settled by Shanxi JV within 10 days in cash.

The consideration of the coalbed methane supply will be paid monthly in arrears. Shanxi JV shall pay Qinshui Lanyan before the Commencement Date an amount of RMB3,000,000 (approximately HK$3,390,000) as gas prepayment.

Phase II Contract

Subject matter

Pursuant to the Phase II Contract, Qinshui Lanyan shall supply and Shanxi JV shall, during the term of the contract, take up on a daily basis no more than 600,000 Nm^3 and no less than 540,000 Nm^3 coalbed methane. Such coalbed methane intake under the Phase II Contract was determined with reference to the amount of coalbed methane supply required to enable the on-going operation of phase II of the Shanxi Project up to its projected capacity.

The Phase II Contract will be for a term of 30 years commencing from the expiry of the trial period (see details below), and may be extended by negotiation upon request from either Qinshui Lanyan or Shanxi JV at least 12 months prior to its expiry date. The Phase II Contract shall be extended for another 20 years upon request from Shanxi JV on such a revised pricing as Qinshui Lanyan and Shanxi JV may agree, provided that there is sufficient supply of coalbed methane.

During the term of the Phase II Contract, in the event that either Qinshui Lanyan or Shanxi JV fails to supply or take up (as the case may be) up to (a) at least 50% of the maximum daily coalbed methane contract supply or intake (namely 300,000 Nm^3) for two consecutive days or more than three days in aggregate in a given month, the defaulting party shall compensate to the other party by paying RMB60,000 (approximately HK$67,800) for each of such days; and (b) the minimum monthly coalbed methane supply or intake in a given month, the defaulting party shall compensate to the other party an amount determined with reference to the actual coalbed methane shortfall volume, in the manner as set out in the Phase II Contract.

Prior to the commencement of the 30-year term of the Phase II Contract, there will be a trial period of no more than three months commencing from a date to be agreed by Qinshui Lanyan and Shanxi JV which is expected to be no later than 1 December 2009, and in any event no later than 31 March 2010 unless otherwise agreed by the parties.

Consideration

Unlike the gas supply for the operation of Shanxi JV's liquefaction plant under the Phase I Contract, the gas supply point under the Phase II Contract is not in the vicinity of the Shanxi JV's liquefaction plant, and the gas will have to be delivered through a pipeline network operated by Qinshui Lanyan. Accordingly, a pipeline charge will be levied in addition to the price of the coalbed methane.

During the trial period, the price of the coalbed methane will be RMB0.766 (approximately HK$0.866) per Nm^3 plus a pipeline charge of RMB0.041 per Nm^3 (approximately HK$0.046). Thereafter, the price of coalbed methane will be RMB0.851 (approximately HK$0.962) per Nm^3 plus a pipeline charge of RMB0.041 per Nm^3 (approximately HK$0.046), and a discount will be given on the price if, with the assistance of Shanxi JV, Shanxi Jincheng is successful in obtaining the relevant governmental approval to expand its mining area. In addition, the price of coalbed methane will, subject to a minimum price of RMB0.851 per Nm^3 plus a pipeline charge of RMB0.041 per Nm^3, be adjusted if Shanxi JV's average selling price for liquefied natural gas or liquefied coalbed methane to direct users changes such that 51% of the net profit/loss (after any cost increase) arising from such changes to the selling price will be returned to Qinshui Lanyan. The initial average selling price for liquefied natural gas or liquefied coalbed methane to direct users will be determined based on the average selling price during the three months since the commencement of sale by Shanxi JV as set out in the Phase II Contract.

The above coalbed methane price was determined with reference to the economic and market conditions in the PRC, such as the market price, demand and supply of coalbed methane. The pipeline charge was determined based on total investment and the reasonable operation cost of the gas pipeline, and a reasonable proportion representing Shanxi JV's usage of the pipeline relative to the total coalbed methane volume that the gas pipeline can support.

In respect of a given month, once the gas supply settlement details have been finalised, Qinshui Lanyan will send a formal monthly invoice to be settled by Shanxi JV within 10 days in cash.

The consideration of the coalbed methane supply will be paid monthly in arrears. Shanxi JV shall pay Qinshui Lanyan before the Commencement Date an amount of RMB6,000,000 (approximately HK$6,780,000) as gas prepayment.

Tenure

Since the term of each of the Coalbed Methane Contracts exceeds three years, pursuant to Rule 14A.35(1) of the Listing Rules, the Company has appointed CITIC Securities

Corporate Finance (HK) Limited as the Independent Financial Adviser to explain why a longer period for each of the Coalbed Methane Contracts is required and to confirm that it is normal business practice for contracts of this type to be of such duration of 30 years with an extension for another 20 years. In arriving at its opinion, the Independent Financial Adviser has taken into consideration the following principal factors and reasons:

1. It is sensible for Shanxi JV, which mainly focuses on coalbed methane liquefaction, to secure a stable upstream coalbed methane supply to its best efforts;

2. Long-term business cooperation with Shanxi Jincheng, which is one of the major coalbed methane producers in the PRC, will benefit the business development of Shanxi JV and the overall coalbed methane business of the Company;

3. Given no direct market comparables and the similar nature of natural gas and coalbed methane, references have been made to the terms of similar natural gas supply contracts of certain listed companies on the Stock Exchange. The terms of such comparable contracts ranged from 15 to 30 years, and one comparable contract was extendable for 20 years;

4. Shanxi JV was established with a term of operation of 30 years to carry out the Shanxi Project. Under PRC rules and regulations applicable to equity joint ventures similar to Shanxi JV, the term of operation can normally be 30 years and extendable for 20 years for certain large projects. The duration of the Coalbed Methane Contracts for a term of 30 years extendable for another 20 years is in line with the terms of operation life of Shanxi JV and the relevant regulatory requirements; and

5. After discussion with representatives from Shanxi JV and review of contract terms, it is believed that the terms and conditions of the Coalbed Methane Contracts were determined after arm's length negotiation.

Having considered the above principal factors and reasons, the Independent Financial Adviser confirms that it is normal business practice for contracts of this type to be of such duration of 30 years with an extension for another 20 years.

Cap

The total amount of consideration paid or payable by Shanxi JV to Qinshui Lanyan for the period ending 31 December 2008 is expected to be less than RMB7,300,000 (approximately HK$8,250,000). Thereafter, the annual aggregate amount of consideration ("**Annual Cap**" and together with the amount payable for the period ending 31 December 2008, the "**Cap**") payable by Shanxi JV to Qinshui Lanyan under the Coalbed Methane Contracts for each of the financial years in the 32-year period ending 31 December 2040 is expected to be an amount of up to but not exceeding RMB291,000,000 (approximately HK$328,830,000). This annual sum will cover the annual aggregate consideration payable under (i) the Phase I Contract for the financial

years in the 31-year period ending 31 December 2039; and (ii) the Phase II Contract for the financial years in the 32-year period ending 31 December 2040.

The Shanxi Project is a new coalbed methane liquefaction project of the Group which is still under test running of its operation. The Cap, being the expected maximum transaction amount payable during the relevant period, has been determined with reference to the maximum coalbed methane intake per annum and the price of the coalbed methane under the Coalbed Methane Contracts, and the selling prices for liquefied natural gas and liquefied coalbed methane for end users. Such maximum coalbed methane intakes under the Coalbed Methane Contracts were determined with reference to the amount of coalbed methane supply required to enable the on-going operation of both phases of the Shanxi Project up to their respective projected capacities.

Reasons for and benefits of the transaction

The Group currently engages in a large number of projects in the PRC and Hong Kong. In the PRC, in addition to its pipelined city-gas projects, the Group is also endeavouring to develop energy projects including the coalbed methane liquefaction project in Shanxi province, i.e. the Shanxi Project. The Shanxi Project is a new joint venture project with Shanxi Jincheng for the development of a coalbed methane liquefaction plant. It is operated under Shanxi JV, a joint venture company owned as to 70% by a subsidiary of the Company and 30% by Shanxi Jincheng.

Shanxi JV is incorporated in November 2006 for the development of the coalbed methane liquefaction project. Construction of a liquefaction plant took place around 2007 and 2008. Shanxi JV currently uses the coalbed methane supplied by Qinshui Lanyan to test run its coalbed methane liquefaction operation. The Company believes it is to the interest of the Group to enter into the Coalbed Methane Contracts which will provide its coalbed methane liquefaction plant with an assured and stable supply of coalbed methane sufficient for the on-going operation of both phases of the Shanxi Project up to their respective projected capacities. The Company believes that the operation of the Shanxi Project will complement and further enhance the Group's piped city-gas projects in the PRC as products of the Shanxi Project will mainly be sold to piped city-gas projects of the Group in the PRC.

The terms of the Coalbed Methane Contracts, including the fixing of the price, the adjustment formulae and the fixing of a minimum price, were arrived at the following successive arms' length negotiations with Qinshui Lanyan and would give ample room for the Shanxi Project to achieve a profitable operation. The arrangement for settling the consideration including the prepayment arrangement were also determined on an arms' length basis which the Directors believe to be consistent with normal commercial practice. Based on the above, the Directors (including the independent non-executive Directors) consider that the above transaction and the Cap are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the shareholders of the Company as a whole.

3. INFORMATION ON THE GROUP, SHANXI JV, QINSHUI LANYAN AND SHANXI JINCHENG

The principal business activities of the Group are the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC.

The principal business activities of Shanxi JV are the construction and operation of liquefied coalbed methane facilities, gas pipeline construction, merchandising, distribution and storage of coalbed methane and liquefied coalbed methane, and other related activities.

The principal business activities of Qinshui Lanyan are the development of surface coalbed methane, compression and liquefaction of coalbed methane, coalbed methane stations, modification of compressed natural gas-fuelled vehicles, gas supply in rural areas, and construction and operation of coalbed methane pipeline networks.

The principal business activity of Shanxi Jincheng is the extraction of coal, geological exploration, supervision, design, management of constructions, coal mine-reserved railway transportation, washing and advance processing of coal, the development of coalbed methane business, logistical support, property management and technological consultation services.

4. LISTING RULES IMPLICATIONS

Shanxi Jincheng is a substantial shareholder of Shanxi JV and is therefore a connected person of the Company. As Qinshui Lanyan is a non-wholly owned subsidiary of Shanxi Jincheng, it is an associate of Shanxi Jincheng and is therefore also a connected person of the Company. Accordingly, the transactions contemplated under the Coalbed Methane Contracts constitute a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

The total amount of consideration payable by Shanxi JV to Qinshui Lanyan for the period ending 31 December 2008 is expected to be less than RMB7,300,000 (approximately HK$8,250,000) and is accordingly fully exempted from reporting, announcement and shareholders' approval requirements under the Listing Rules. However, since the applicable percentage ratios calculated with reference to the Annual Cap of the above continuing connected transaction are less than 2.5% but more than 0.1%, the above continuing connected transaction is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Company is fully aware of the need to comply with the applicable Listing Rule requirements, inter alia, in the event the 2.5% threshold is exceeded.

5. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"**Annual Cap**" and "**Cap**"	has the meaning given to it under the section headed "2. Coalbed Methane Contracts – Cap" in this Announcement;

"associate"	has the meaning given to it by the Listing Rules;
"Board"	the board of Directors;
"coalbed methane"	a form of inflammable gas extracted from coal beds;
"Coalbed Methane Contracts"	the Phase I Contract and Phase II Contract;
"Commencement Date"	the first day of the 30-year term during which Qinshui Lanyan shall supply coalbed methane to Shanxi JV pursuant to the Phase I Contract or the Phase II Contract (as the case may be);
"Company"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange;
"connected person"	has the meaning given to it by the Listing Rules;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Financial Adviser"	CITIC Securities Corporate Finance (HK) Limited, a licensed corporation under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) to conduct type 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance);
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Nm^3"	a unit of volume, representing a volume of a cubic metre taken up by coalbed methane at a temperature of 20 °C and standard atmospheric pressure of 101,325 Pa;
"Pa"	Pascal, a unit of pressure;
"percentage ratio(s)"	has the meaning given to it by the Listing Rules;
"Phase I Contract"	the Shanxi Jincheng Coalbed Methane Purchase and Sale Contract (Gas Usage Phase I) dated 31st December 2008 entered into among Qinshui Lanyan, Shanxi JV and Shanxi Jincheng in relation to the coalbed methane supply for phase I of the Shanxi Project;

"Phase II Contract"	the Shanxi Jincheng Coalbed Methane Purchase and Sale Contract (Gas Usage Phase II) dated 31st December 2008 entered into among Qinshui Lanyan, Shanxi JV and Shanxi Jincheng in relation to the coalbed methane supply for phase II of the Shanxi Project;
"PRC"	the People's Republic of China, which for the purposes of this announcement, excludes Hong Kong, Macau and Taiwan;
"Qinshui Lanyan"	沁水藍焰煤層氣有限責任公司 (Qinshui Lanyan Coalbed Methane Co. Ltd.), a company established in the PRC with limited liability and a non-wholly owned subsidiary of Shanxi Jincheng;
"RMB"	Renminbi, the lawful currency of the PRC;
"Shanxi JV"	山西港華煤層氣有限公司 (Shanxi Hong Kong & China Coalbed Gas Co., Ltd.), a company established in the PRC with limited liability and a non-wholly owned subsidiary of the Company owned by a subsidiary of the Company as to 70% and Shanxi Jincheng as to 30%;
"Shanxi Jincheng"	山西晉城無煙煤礦業集團有限責任公司 (Shanxi Jincheng Anthracite Coal Mining Co. Ltd.), a company established in the PRC with limited liability;
"Shanxi Project"	the joint venture project with Shanxi Jincheng involving the establishment of Shanxi JV for the development of a coalbed methane liquefaction project;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning given to it by the Listing Rules;
"%"	per cent.; and
"°C"	degree Celsius, a unit of temperature.

This announcement contains translation of RMB into HK$ at the rate of RMB1.00 to HK$1.13. The translation shall not be taken as representation that any amounts in RMB or HK$ could be converted at such rate or at any other rate.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 31st December 2008

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

END